Exhibit 99.1

Li Auto Inc. Appoints Chief Technology Officer

BEIJING, China, September 15, 2020 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced the appointment of Mr. Kai Wang as chief technology officer (“CTO”) effective September 15, 2020. In this role, Mr. Wang is responsible for providing overall leadership in advanced technology research and development in intelligent vehicles, including electronic and electrical architecture, intelligent cockpit, autonomous driving, platform development and Li OS, the real-time operating system of Li Auto.

Mr. Wang has 18 years of experience in research and development and management of core technologies in automotive and mobile phone industries. He is a world-renowned expert in the field of automotive electronic and electrical architecture, domain controller, intelligent and connected automotive technologies, and autonomous driving. Prior to joining Li Auto, Mr. Wang worked for Visteon Corporation for 8 years. In his last role as Visteon’s global chief architect and director of advanced driver assistance systems (“ADAS”), he was responsible for establishing and maintaining technology roadmaps covering both hardware and software disciplines. Mr. Wang was a key contributor of SmartCore™, the world’s first production cockpit domain controller, and DriveCore™, an open and extensible autonomous driving platform. In addition, since 2019, Mr. Wang has been an adjunct professor in the Automotive Institute of Tongji University in China.

“We expect rapid and forceful development in the automotive industry over the next five years, with revolutionary changes potentially overshadowing all the changes this industry experienced over the past century. As an automotive and technology company, we understand the crucial necessity for a top-notch CTO to drive the overall architectural vision for our vehicles and coordinate its implementation, all to ensure that we maintain our leadership position in the coming rounds of competition,” said Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto. “Kai is a first-class architect with not only comprehensive and deep expertise but also practical experience in the fields of chipsets, automotive systems, software, electronic and electrical architecture, intelligent cockpit, and autonomous driving. He also has forward-looking judgment and thinking on the development of frontier technologies for smart vehicles. His profound expertise and impressive track record make him an ideal choice for this role and we warmly welcome Kai to the team!”

“I am very excited to join Li Auto,” Mr. Wang said. “The automotive industry is undergoing a tremendous transformation from functional vehicles to smart vehicles, and is at the center of the accelerated integration of multiple industries, bringing technological advancement to people’s daily lives. China’s smart vehicle industry, in particular, has experienced rapid development while enjoying supportive regulatory policies as well as a huge end market. As an emerging force in China’s smart vehicle industry, Li Auto has successfully gone from zero to one, championing both a vision and values with which I couldn’t have agreed more. I am optimistic about its future development prospects, and believe the Company will assume an even greater future role in China’s automotive industry. It is a great honor to be a part of this outstanding team, working together toward the realization of our dreams and ideals.”

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for its customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s  limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com